CERTIFICATE OF QUALIFIED PERSON

I, Michael Waldegger of Coquitlam, British Columbia, as the author of this Technical Report titled “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico,” dated 6 August 2014, do hereby certify that, and make the following statements:

  I am the president of MFW Geoscience Inc., with a business address at 5-3437 Wilkie Avenue, Coquitlam, British Columbia, V3B 0E5.
  I am a graduate of the University of Ottawa (B.Sc. Hons., 1998).
  I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, Registration #33582.
  I have practised my profession in the mining industry continuously since graduation.
  I have read the definition of “qualified person” set out in NI 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.
  My relevant experience includes 18 years working as a geologist in the mining sector. Most relevant to the subject of this report are the recent eight years of estimating mineral resources on numerous projects around the world in both base metals and precious metals deposits. I have also been involved in many drill programs in a management capacity, on site logging, sample chain of custody, and managing drill hole databases.
  I am responsible for the contents of Sections 10, 11, 12 and 14, and the relevant portions of Sections 1, 2, 3, and 24 through 28 of this Technical Report titled “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico,” dated 6 August 2014.
  I have prior involvement with the property that is the subject of the Technical Report. I authored the previous Technical Report.
  I have visited the property described in this report on the 8th and 9th of May 2012.
  As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
  I am independent of the Issuer as defined by Section 1.4 of the Instrument.
  I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 6 day of August 2014, at Vancouver, British Columbia.

“Michael F. Waldegger”
Michael F. Waldegger, P. Geo.